As filed with the Securities and Exchange Commission on June 16, 2004.

                                                         File No. 070-10224

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

               AMENDMENT NO. 1 TO FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  CINERGY CORP.
                      THE CINCINNATI GAS & ELECTRIC COMPANY
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                                 INOH GAS, INC.
                              2560 Handasyde Avenue
                             Cincinnati, Ohio 45208

                    (Name of companies filing this statement
                  and addresses of principal executive offices)

                                  CINERGY CORP.

                    (Name of top registered holding company)

Gregory C. Ficke                                      John S. Browner
President                                             President
The Cincinnati Gas & Electric Company                 INOH Gas, Inc.
139 East Fourth Street                                2560 Handasyde Avenue
Cincinnati, Ohio 45202                                Cincinnati, Ohio 45208

                   (Names and addresses of agents for service)




 The Commission is requested to mail copies of all orders and notices and otherwise direct any other communications in connection with this matter to:

George Dwight II                                 Fred E. Schlegel
Associate General Counsel                        Baker & Daniels
Cinergy Corp.                             300 North Meridian Street, Suite 2700
139 E. 4th Str., 25AT2                           Indianapolis, Indiana 46204
Cincinnati, Ohio 45202                           317-237-1410
513-287-2643                                     317-237-1486 (f)
513-287-3810 (f)                                 feschleg@bakerd.com
gdwight@cinergy.com
-------------------

William C. Weeden
Skadden Arps Slate Meagher & Flom
Washington, D.C.  20005
202-371-7877 (ph)
202-371-7012 (f)
wweeden@skadden.com

The application-declaration previously filed in this proceeding is hereby amended and restated in its entirety as set forth below, other than with respect to any previously filed exhibits (unless otherwise noted below).

Item 1.  Description of Proposed Transactions

         A.     Background

                1.     Summary of Requested Authorizations

         Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiary The Cincinnati Gas & Electric Company, an Ohio corporation ("CG&E"), together with INOH Gas, Inc., an Indiana corporation ("INOH"), hereby jointly file this Application-Declaration (the "Application") with the Commission under the Act requesting authorization, as set forth in greater detail below, for the following: (i) Cinergy and CG&E request authority to sell to INOH all of the issued and outstanding common stock of Lawrenceburg Gas Company, an Indiana corporation and gas utility company ("Lawrenceburg"), and (ii) INOH requests an order under Section 3(a)(1) of the Act exempting it and its subsidiaries from all provisions of the Act, except Section 9(a)(2). Cinergy, CG&E and INOH are sometimes hereinafter referred to collectively as the "Applicants" or individually as an "Applicant."

                2.     Description of Applicants

                       a.     Cinergy and CG&E

         Cinergy directly or indirectly owns all the outstanding common stock of five public utility companies, the most significant of which are CG&E and PSI Energy, Inc., an Indiana corporation ("PSI"). PSI is a vertically integrated electric utility operating in Indiana, serving more than 700,000 customers in portions of 69 of the state's 92 counties. Cinergy is also engaged through other subsidiaries and investments in a variety of energy-related nonutility businesses authorized under the Act, by Commission order or otherwise. As of and for the quarterly period ended March 31, 2004, Cinergy reported consolidated total operating revenues of approximately $1.3 billion and consolidated total assets of approximately $14.2 billion. For further information about Cinergy, reference is made to Cinergy's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 in File No. 1-11377 (the "Cinergy March 2004 Form 10-Q").

         CG&E is a combination electric and gas public utility holding company that provides electric and gas service in the southwestern portion of Ohio and, through its subsidiaries, provides electric and/or gas service in nearby areas of Kentucky and Indiana. CG&E's principal subsidiary is The Union Light, Heat and Power Company, which provides electric and gas service in northern Kentucky. CG&E's other utility subsidiaries, Lawrenceburg and Miami Power Corporation, are insignificant to its results of operations.1 As of and for the quarterly period ended March 31, 2004, CG&E reported consolidated total operating revenues of approximately $765 million and consolidated total assets of approximately $5.8 billion. For further information about CG&E, reference is made to CG&E's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 in File No. 1-1232 (the "CG&E March 2004 Form 10-Q").

         Lawrenceburg distributes and sells natural gas to approximately 6,100 residential, commercial, industrial and municipal customers over a 60-square mile area in southeastern Indiana. Lawrenceburg owns a gas distribution system located within Indiana consisting of 161 miles of mains and 26 miles of service lines. Lawrenceburg is connected with and sells gas at wholesale to the City of Aurora, Indiana, and is also connected with interstate gas pipeline systems owned by Texas Gas Transmission Corporation and Texas Eastern Transmission Corporation. As of and for the quarterly period ended March 31, 2004, Lawrenceburg had total operating revenues of approximately $5.6. million and total assets of approximately $20.4 million, including net property, plant and equipment of approximately $16.1million. As a "public utility" under the laws of Indiana, Lawrenceburg is subject to regulation by the Indiana Utility Regulatory Commission ("IURC") with respect to such matters as retail rates, service and safety standards, accounts, acquisitions and sales of utility properties and issuance of securities.

                       b.     INOH

         Headquartered in Greendale, Indiana, INOH is a privately held Indiana corporation formed to acquire the common stock of Lawrenceburg. Upon consummation of the Transaction, John S. Browner, the President of INOH, will own all of the voting common stock of INOH and two other individual investors will own all the non-voting preferred stock of INOH. The voting common stock and the non-voting preferred stock will constitute all of the outstanding equity of INOH. Upon consummation of the Transaction, Lawrenceburg will be a wholly-owned subsidiary of INOH. INOH owns, and upon consummation of the Transaction will own, no other public utility companies. The principals of INOH have over 35 years of professional experience in the utility and construction industries including engineering and operations.

                3.     Proposed Transactions; Requested Authority

                       a.     Sale of Lawrenceburg

         CG&E and INOH have entered into a Stock Purchase Agreement, dated as of February 27, 2004 (the "Purchase Agreement"), pursuant to which CG&E has agreed to sell to INOH, and INOH has agreed to purchase, all of the outstanding shares (the "Shares") of common stock, $50 par value per share, of Lawrenceburg (the "Transaction").2 Subject to the terms and conditions of the Purchase Agreement, at the closing of the Transaction (the "Closing"), INOH has agreed to pay CG&E a purchase price of $16,700,000 in cash for the Shares (the "Purchase Price"), subject to potential increase or decrease to the extent that the working capital of Lawrenceburg at the Closing exceeds or is less than the adjusted working capital of Lawrenceburg as of a date shortly before signing of the Purchase Agreement. In general, the Purchase Agreement contains representations and warranties, covenants, closing conditions, termination rights, indemnification obligations and associated provisions that are typical for transactions of this sort (i.e., stock sales of a business of the seller). Prior to executing the Purchase Agreement, CG&E and INOH obtained all requisite corporate approvals. The buyer's obligation to purchase the Shares at Closing is not subject to any financing contingency. The Transaction does not require the approval of any governmental authority, other than this Commission.3 Although CG&E and INOH have certain rights to postpone the Closing, the Applicants are targeting, subject to receipt of the authorizations requested herein from this Commission, to close the Transaction by not later than July 2004. The foregoing is intended only as a summary of certain of the material terms of the Purchase Agreement and is qualified in its entirety by reference to the full text thereof, which is filed herewith as Exhibit B under a request for confidential treatment.

         Cinergy and CG&E request authority under the Act for the proposed sale of the Shares to INOH. Conformity of the proposed sale to the applicable standards of the Act (i.e., Section 12(d) and Rule 44) is addressed in Item 3.A below.

         CG&E will use the net proceeds from the sale of Lawrenceburg to reduce outstanding short-term indebtedness and for general corporate purposes.

                       b.     Section 3(a)(1) Exemption

         Upon consummation of the Transaction, by virtue of its ownership of all of the outstanding common stock of Lawrenceburg, INOH will be deemed a "holding company" under the Act, but submits that it will be entitled to the exemption afforded by Section 3(a)(1) thereof.

         Accordingly, INOH requests that the Commission issue an order under
Section 3(a)(1) of the Act exempting INOH and its subsidiary companies as such from all provisions of the Act except Section 9(a)(2). INOH's statement in support of its request therefor is set forth in Item 3.B below.


Item 2.  Fees, Commissions and Expenses

         The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, by Cinergy and CG&E or any associate company thereof in connection with the proposed Transaction are estimated not to exceed approximately $50,000, consisting chiefly of fees for outside legal counsel.


Item 3.  Applicable Statutory Provisions

         Section 12(d) of the Act and Rule 44 thereunder are applicable to the proposed Transaction. Section 3(a)(1) of the Act is applicable to INOH's request for an exemption from all provisions of the Act except Section 9(a)(2). Finally, Rule 54 is applicable to the proposed Transaction. The following discusses each of these standards in turn.

         A.    Section 12(d)/Rule 44

         Section 12(d) of the Act declares it unlawful for any registered holding company:

         to sell any security which it owns of any public-utility company, or any utility assets, in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest, and similar matters as the Commission deems necessary or appropriate in the public interest or for the protection of investors or consumers or to prevent the circumvention of the provisions of [the Act] or the rules, regulations, or orders thereunder.

         Rule 44 requires Commission approval for any sale by a registered holding company, directly or indirectly, to any person of utility assets or of the securities that such holding company owns in any public utility company.

         CG&E determined to seek indications of interest for the sale of Lawrenceburg because, among other reasons, in light of its small size, Lawrenceburg has little strategic value to CG&E and is insignificant to CG&E's overall business. To that end, in the summer of 2003, CG&E sought non-binding preliminary indications of interest for the sale of Lawrenceburg from a limited number of potential bidders, including certain regional gas utilities. From that process, INOH emerged as the most attractive potential buyer, among other reasons because of the favorable all-cash purchase price preliminarily proposed by INOH, together with the lack of any financing contingency connected to that "indicative" purchase price. The Purchase Price and other definitive terms for the sale of Lawrenceburg reflected in the Purchase Agreement -- negotiated by representatives of the parties over a number of months, commencing in the fall of 2003 -- are the result of arms-length negotiations, and the Purchase Price constitutes fair and adequate consideration for the sale of Shares. CG&E expects to realize an after-tax gain upon consummation of the Transaction. The fees, commissions and expenses to be paid by CG&E or any associate company in connection with the Transaction are negligible, amounting to significantly less than 1% of the Purchase Price (see Item 2 above).4 For the foregoing reasons, therefore, the Commission should find that the Transaction meets the standards of Section 12(d) and Rule 44.

         B.       Section 3(a)(1) Exemption

         Section 3(a)(1) of the Act provides that "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers," the Commission shall exempt from registration any holding company and every subsidiary thereof, if:

         [s]uch holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single state in which such holding company and every such subsidiary company thereof are organized.

         The objective criteria for exemption under Section 3(a)(1) are clearly met in this case. Upon consummation of the Transaction, INOH will derive a "material part" of its income from Lawrenceburg, which will constitute its only public utility subsidiary.5 Both companies are incorporated under the laws of Indiana, the same State in which all of Lawrenceburg's public utility operations are conducted. All of Lawrenceburg's gas distribution facilities, which comprise substantially all of its physical assets, are likewise located in Indiana. Accordingly, the Commission should find that INOH and Lawrenceburg are "predominantly intrastate in character and carry on their business substantially in a single State," that is, Indiana, the State in which they are both incorporated.

         Moreover, there is no basis for the Commission to condition or deny the requested exemption under the "unless and except" clause of Section 3(a). Following the consummation of the Transaction, Lawrenceburg, as a "public utility" under Indiana law, will remain subject to extensive regulation by the IURC, with respect to such matters as rates, service and safety standards, accounting, securities issuances, and acquisitions and sales of utility property. Thus the grant by this Commission of the requested exemption to INOH will not create any gap in effective regulation of Lawrenceburg.

         C.       Rule 54

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a),
(b) and (c) of Rule 53 are satisfied.

         Cinergy's aggregate investment in EWGs and FUCOs currently exceeds the "safe harbor" afforded by Rule 53(a). At March 31, 2004, Cinergy's "aggregate investment" (as defined in Rule 53(a)(1)) was approximately $818 million. At March 31, 2004, Cinergy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were approximately $1,536 million. Accordingly, at March 31, 2004, Cinergy's aggregate investment exceeded 50% of its consolidated earnings, the "safe harbor" limitation contained in Rule 53(a).

         However, the Commission issued an order in May 2001 (HCAR No. 27400, May 18, 2001 (the "May 2001 Order")) authorizing Cinergy to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $2,000,000,000, excluding certain restructuring investments as provided therein.6 Accordingly, at March 31, 2004, Cinergy had all requisite authority under the Act for an aggregate investment totaling $3,536 million. Therefore, although Cinergy's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level of the May 2001 Order.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. At December 31, 2000, the most recent period for which financial statement information was evaluated in the May 2001 Order, Cinergy's consolidated capitalization consisted of 40.4% equity and 59.6% debt. At March 31, 2004, Cinergy's consolidated capitalization consisted of 42.7% equity and 57.3% debt. Further, at March 31, 2004, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. Under the June 2000 Cinergy Financing Order, Cinergy has committed to maintain a 30% consolidated common equity ratio (subject to certain qualifications), and the proposed transactions will have no adverse impact on Cinergy's ability to meet that commitment. At March 31, 2004, Cinergy's consolidated common equity ratio was 42.0%.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

Item 4.  Regulatory Approval

         No state or federal commission, other than this Commission, has jurisdiction over the Transaction. Although the IURC does not have jurisdiction over the Transaction, the Applicants met with the IURC prior to filing this Application, and following the consummation of the Transaction, the IURC will continue to exercise extensive regulatory oversight over Lawrenceburg.

Item 5.  Procedure

         Applicants request that the Commission publish the public notice with respect to this Application as soon as practicable and issue an order as soon as practicable following expiration of the public notice period granting and permitting this Application to become effective.

         Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

         A-1 Articles of incorporation of Lawrenceburg (previously filed as exhibit to and incorporated by reference from Cinergy's Annual Report on Form U5S for the year ended December 31, 1995)

         B Stock Purchase Agreement, dated as of February 27, 2004, between CG&E and INOH (without exhibits) (previously filed in paper format under a request for confidential treatment pursuant to Rule 104 under the Act)

         C        Inapplicable

         D        Inapplicable

         E        Inapplicable

         F-1      Amended and Restated Preliminary opinion of counsel

         G-1      Amended and Restated Form of public notice

         (b)      Financial Statements

         FS-1 Consolidated balance sheet of Cinergy as of March 31, 2004 (filed as a part of and hereby incorporated by reference from the Cinergy March 2004 Form 10-Q)

         FS-1 Consolidated statement of income of Cinergy for the quarterly period ended March 31, 2004 (filed as a part of and hereby incorporated by reference from the Cinergy March 2004 Form 10-Q)

         FS-3 Consolidated balance sheet of CG&E as of March 31, 2004(filed as a part of and hereby incorporated by reference from the CG&E March 2004 Form 10-Q)

         FS-4 Consolidated statement of income of CG&E for the quarterly period ended March 31, 2004 (filed as a part of and hereby incorporated by reference from the CG&E March 2004 Form 10-Q)

         FS-5 Balance sheet of Lawrenceburg as of March 31, 2004 (filed in paper format under a request for confidential treatment pursuant to Rule 104 under the
Act)

         FS-6 Statement of income of Lawrenceburg for the period ended March 31, 2004 (filed in paper format under a request for confidential treatment pursuant to Rule 104 under the Act)

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.





                                    SIGNATURE

         Pursuant to the requirements of the Act, each of the undersigned companies has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated:  June 1, 2004



                                                 Cinergy Corp.


                                            By: /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Treasurer




                      The Cincinnati Gas & Electric Company


                                            By: /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Treasurer

                                                 INOH Gas, Inc.


                                            By: /s/John S. Browner
                                                  John S. Browner
                                                  President

--------
1 Miami Power Corporation's business is limited to owning a 138 kilovolt transmission line running from the Miami Fort Generating Station along the Ohio River in southwestern Ohio to a point near Madison, Indiana.

2 At the date of the Purchase Agreement, 10,768 Shares were issued and outstanding, all of which were held by CG&E.

3 Although the IURC does not have jurisdiction over the Transaction, the Applicants met with the IURC prior to filing this Application. Following the consummation of the Transaction, the IURC will continue to exercise extensive regulatory oversight over Lawrenceburg.

4 Applicants did not retain a financial advisor in connection with the proposed Transaction.

5 In any event, the state of incorporation and interstate character of business of an applicant's non-utility subsidiaries are irrelevant in determining whether a holding company is entitled to an exemption under Section 3(a)(1). See, e.g., Pacific Lighting Corp., 45 S.E.C. 152 (1973); Eastern Gas and Fuel Associates, 30 S.E.C. 834, 848 at n. 19 (1950).

6 The May 2001 Order reserved jurisdiction over, and excluded from the aggregate investment limitation described in the text, Cinergy's proposal regarding the potential transfer of CG&E's and PSI's generating assets to one or more EWG affiliates and Cinergy's proposed aggregate investment therein, which would not exceed the net book value of such generating assets at the time of transfer.